UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number: 0-19998

                          NOTIFICATION OF LATE FILING

(Check one) _Form 10-K  _Form 20-F  _Form 11-K  [X] Form 10-Q _Form N-SAR

For the Period Ended: June 30, 1998

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I-REGISTRANT INFORMATION

Full Name of Registrant: World Access, Inc.

Former Name if Applicable: Restor Industries, Inc.

Address of Principal Executive Office

(Street and Number):          945 E. Paces Ferry Road, Suite 2240
(City, State and Zip Code):   Atlanta, GA  30326

PART II-RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |(a)  The reasons described in reasonable detail in Part  III  of  this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    |(b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[x] |     filed on or before the fifteenth calendar day following the prescribed
    | due date; or the subject quarterly report of transition report on Form | 10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

The Form 10-Q for June 30, 1998 could not be filed within the Commission's prescribed time period without unreasonable effort or expense due to the significant time and efforts required of management related to the preparation of disclosure documents regarding the Company's pending acquisitions of Cherry Communications, Inc.(d/b/a Resurgens Communications Group, Inc.)and Cherry Communications U.K. Limited, the minority interest of NACT Telecommunications, Inc., and Telco Systems, Inc.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark A. Gergel              (404)            231-2025
(Name)                      (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     X Yes    _ No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     X Yes  _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:


The Company's June 30, 1998 financial results were significantly changed over the comparable period in 1997. Please refer to the Company's July 29, 1998 press release attached hereto that discusses the improvement in results and discloses selected financial data.

SUMMARY:  WORLD ACCESS, INC. REPORTS RECORD QUARTERLY RESULTS

FOR IMMEDIATE RELEASE

Atlanta, Georgia - July 29, 1998 - WORLD ACCESS, INC. (NASDAQ: WAXS) announced today that its second quarter 1998 sales were $47,507,078, an approximate $23.5 million or 98% increase over the $24,016,078 in sales during the comparable 1997 period.

For the three months ended June 30, 1998, the Company realized net income of $6,470,704, an approximate $3.0 million or 89% increase over second quarter 1997 net income of $3,428,210. Net income for the quarter was $.30 per diluted share versus $.18 per diluted share for the second quarter of 1997.

Total sales for the first six months of 1998 were $83,238,123, an approximate $39.0 million or 88% increase over the $44,267,502 in total sales during the comparable 1997 period. Net income before special charges for the first six months of 1998 was $11,629,301 or $.55 per diluted share versus $6,040,678 or $.33 per diluted share for the first six months of 1997. Net loss for 1998 following special charges of $56.6 million was $42,330,699 or $2.13 per share.

Special charges in the first quarter of 1998 included $50.0 million for in-process research and development related to the acquisitions of a 67.3% interest in NACT Telecommunications, Inc. (NASDAQ: NACT), a provider of advanced telecommunications switching platforms with integrated applications software, and Advanced Techcom, Inc., ("ATI") a manufacturer of digital microwave radio systems. Special charges also included $6.6 million for costs related to the consolidation and integration of several operations and the de-emphasis of the Company's contract manufacturing business. As part of the consolidation and integration programs completed in the second quarter of 1998, the Company's AIT and circuit board repair operations have been consolidated in a new facility in Orlando, Florida; manufacturing operations have moved from Orlando to a new, state-of-the-art facility in Alpharetta, Georgia; and Westec's Scottsdale, Arizona operations have been integrated into ATI's facility in Wilmington, Massachusetts.

Steven A. Odom, Chairman and Chief Executive Officer, said "We are extremely pleased to report record sales and earnings for the Company during the second quarter of 1998. With the NACT and ATI acquisitions, World Access has significantly broadened its offering of proprietary switching, transport and access products. We believe the Company is now extremely well positioned financially and operationally to engineer, install and support "turnkey" telecommunications networks and pursue the significant growth opportunities present in today's global telecommunications markets."

"Of the $23.5 million increase in total sales during the second quarter of 1998, approximately $14.3 million was contributed by NACT and ATI. The remaining increase related to other World Access businesses, which have realized internal sales growth of approximately 35% during 1998 when compared to the first half of 1997. A key element of the World Access strategy continues to be the growth of businesses post-acquisition. This growth typically results from our ability to provide acquired businesses turnkey network sales opportunities, cross-selling to an extensive base of telecommunications customers, working capital and a broad range of support services."

Mr. Odom added, "During the second quarter, we significantly strengthened the competitive position of World Access in the global telecommunications markets by executing definitive agreements to merge with Resurgens Communications Group, a facilities-based provider of international network access, and Telco Systems, Inc. (NASDAQ: TELC), a leading manufacturer of high-speed multiplexers and integrated access systems employed at the edge of the network.

"The combination of World Access, Resurgens and Telco Systems will significantly enhance our ability to support and service our collective customers as they build new and/or upgrade existing telecommunications networks. The international network access offered by Resurgens and the network access systems of Telco Systems are critical elements of new and expanded networks currently being planned or implemented by many World Access customers."

"World Access is expected to realize significant synergies as a direct result of the Resurgens merger, including equipment sales to Resurgens customers, joint ventures with international PTTs and CLECs, and carrier service revenues from World Access equipment customers. Resurgens has totally rebuilt its operating network and is now carrying extensive traffic for WorldCom, Inc. and numerous other long-distance companies. New, reliable billing systems have been tested and implemented and a 24 hour - 7 day Network Operations Center is now operational. Competitive, dedicated bandwidth and transit agreements are now in place to carry traffic to all key regions of the world."

"Telco Systems will become the cornerstone of our transport and access products group, encompassing several other existing World Access divisions. The integration of these divisions will provide a technology and product focus geared towards meeting the increasing demands for value-added network access systems. Telco Systems has recently introduced several new products that are receiving excellent market acceptance, including its Access45(TM) and EdgeLink100(TM). In addition, Telco Systems has relationships with over 40 distributors in international markets. The World Access and Telco Systems merger will give the combined company's sales channels a complete line of product solutions."

"The Resurgens and Telco Systems mergers are currently expected to be consummated in late September. These mergers are expected to have a significant positive impact on the earnings and cash flow performance of World Access in calendar year 1999."

World Access, Inc. develops, manufactures and markets wireline and wireless switching, transport and access products for the global telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, billing and network telemanagement systems, cellular base stations, fixed wireless local loop systems, intelligent multiplexers, microwave and millimeterwave radio systems and other telecommunications network products. To support and complement its product sales, the Company also provides its customers with a broad range of design, engineering, manufacturing, testing, installation, repair and other value-added services.


       Except for any historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties which are described in the Company's
       SEC reports, including the Company's Annual Report on Form 10-K, as amended, for the year ended December 31, 1997, the Company's Quarterly
      Report on Form 10-Q for the three months ended March 31, 1998 and the Company's Registration Statement on Form S-3 (No. 333-43497).


                                 (TABLES FOLLOW)

Company Contact:           Nancy L. de Jonge Director of Investor Relations
(404-231-2025)


                                       ###

World Access, Inc. and Subsidiaries

Consolidated Balance Sheet Data

                                      June 30         December 31
                                        1998             1997
                                  -------------     -------------
                                    (Unaudited)
ASSETS
Current Assets
  Cash and equivalents            $  61,153,355     $ 118,065,045
  Accounts receivable                42,469,028        20,263,971
  Inventories                        34,672,593        22,426,918
  Other current assets               15,428,681        10,923,723
                                  -------------     -------------
    Total Current Assets            153,723,657       171,679,657
  Property and equipment             17,202,608         5,704,585
  Goodwill                           69,928,279        31,660,201
  Other assets                       24,063,136        16,238,298
                                  -------------     -------------
    Total  Assets                 $ 264,917,680     $ 225,282,741
                                  =============     =============


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt                 $   4,408,477     $      81,739
  Accounts payable                   23,086,925         9,339,588
  Other accrued liabilities           9,313,105         8,508,698
                                  -------------     -------------
    Total Current Liabilities        36,808,507        17,930,025
  Long-term debt                    115,528,565       115,263,984
  Noncurrent liabilities              1,564,078           333,802
  Minority interests                 12,442,337           ---
                                  -------------     -------------
    Total Liabilities               166,343,487       133,527,811
                                  -------------     -------------
Stockholders' equity                 98,574,193        91,754,930
                                  -------------     -------------
    Total Liabilities and
      Stockholders' Equity        $ 264,917,680     $ 225,282,741
                                  =============     =============




                                       ###





World Access, Inc. and Subsidiaries

Summary Consolidated Financial Data

                                  Three Months Ended June 30              Six Months Ended June 30
                               ------------------------------         -------------------------------
                                    1998              1997                 1998              1997
                               ------------      ------------         -------------      ------------
                                        (Unaudited)                             (Unaudited)
Sales of products              $ 41,600,854      $ 19,444,256         $  69,829,810      $ 34,914,306
Service revenues                  5,906,224         4,571,822            13,408,313         9,353,196
                               ------------      ------------         -------------      ------------
  Total Sales                    47,507,078        24,016,078            83,238,123        44,267,502

Cost of products sold            22,239,271        11,525,183            39,011,720        21,494,810
Cost of services                  4,761,514         4,005,782            12,189,198         8,089,263
                               ------------      ------------         -------------      ------------
  Total Cost of Sales            27,000,785        15,530,965            51,200,918        29,584,073
                               ------------      ------------         -------------      ------------
  Gross Profit                   20,506,293         8,485,113            32,037,205        14,683,429

Engineering and
  development                     1,793,743           428,595             2,581,927           745,005
Selling, general and
  administrative                  4,680,414         2,434,951             7,936,268         4,352,514
Amortization of goodwill          1,018,374           380,404             1,882,371           664,535
In-process research
  and development                     ---               ---              50,000,000             ---
Special charges                       ---               ---               3,240,000             ---
                               ------------      ------------         -------------      ------------
  Operating Income (Loss)        13,013,762         5,241,163           (33,603,361)        8,921,375

Interest and other income           701,454           225,091             1,970,738           592,277
Interest expense                 (1,515,576)          (24,044)           (3,030,489)          (52,974)
                               ------------      ------------         -------------      ------------
  Income (Loss) Before
    Income Taxes and
      Minority Interests         12,199,640         5,442,210           (34,663,112)        9,460,678

Income taxes                      4,880,249         2,014,000             6,135,249         3,420,000
                               ------------      ------------         -------------      ------------
  Income (Loss) Before
    Minority Interests            7,319,391         3,428,210           (40,798,361)        6,040,678

Minority interests in
  earnings of subsidiary            848,687             ---               1,532,338             ---
                               ------------      ------------         -------------      ------------
  Net Income (Loss)            $  6,470,704      $  3,428,210         $ (42,330,699)     $  6,040,678
                               ============      ============         =============      ============
Net Income (Loss) Per
  Common Share:
     Basic                     $        .31      $        .21        $        (2.13)     $        .37
                               ============      ============        ==============      ============
     Diluted                   $        .30      $        .18        $        (2.13)     $        .33
                               ============      ============        ==============      ============

Weighted Average
  Shares Outstanding:
    Basic                        20,576,451        16,556,478            19,894,508        16,478,013
                               ============      ============        ==============      ============
    Diluted                      21,821,649        19,259,596            19,894,508        18,501,607
                               ============      ============        ==============      ============




World Access, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 14, 1998                            By: /s/ Martin D. Kidder
                                                     -------------------------
                                                     Martin D. Kidder
                                                     Vice President and
                                                     Controller